Exhibit 99.1

SciSparc Announces Closing of the Acquisition of a Publicly Traded Company on the TSXV to which it transferred its Advanced Clinical Stage Pharmaceutical Portfolio

TEL AVIV, Israel, Oct. 24, 2025 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today the closing of the transactions under the asset and share purchase agreement by and among the Company, Miza III Ventures Inc. and SciSparc Nutraceuticals Inc. (the “Agreement”). Pursuant to the Agreement, SciSparc received a controlling interest in Neurothera Labs Inc. (formerly known as Miza III Ventures Inc.) (TSXV:NTLX) (“Neurothera”), a publicly traded company on the TSX Venture Exchange (the “TSXV”) in Canada, and the Company transferred to Neurothera its advanced clinical stage pharmaceutical portfolio and its equity stake of approximately 51% in SciSparc Nutraceuticals Inc. (collectively, the “Target Assets”).

According to the Agreement, the total enterprise value of Neurothera was approximately US$3.3 million (approximately CAD 4.5 million), taking into consideration its approximately US$1.0 million cash position, and the Target Assets were valued at approximately US$11.6 million (approximately CAD 15.8 million).

At the closing of the transaction, SciSparc received 63,300,000 common shares of Neurothera, 4,000,000 common share purchase warrants (the “Payment Warrants”) and up to 48,000,000 contingent rights of Neurothera, entitling SciSparc to acquire, without any further act or formality or payment of additional consideration, up to 48,000,000 common shares of Neurothera upon the fulfillment of pre-determined milestones (the “Transaction Securities”) and transferred to Neurothera the Target Assets. The Payment Warrants entitle SciSparc to acquire one common share of Neurothera at a price of CAD 0.25 per common share until October 22, 2030. Following the closing of the transaction, SciSparc holds a controlling interest in Neurothera of approximately 75%, which may increase up to approximately 84% assuming the exercise in full of the Payment Warrants and fulfillment of all of the pre-determined milestones.

Effective as of October 22, 2025, as a condition to the completion of the Transaction, Neurothera changed its name from “Miza III Ventures Inc.” to “Neurothera Labs Inc.” and its TSXV trading symbol to from “MIZA.P” to “NTLX” and expects to be active in both the pharmaceutical and supplemental sectors. It is anticipated that the common shares of Neurothera will resume trading on the TSXV under the trading symbol “NTLX” on or about October 24, 2025, after it was halted from trading on July 8, 2024. The parties to the transaction have made their final submission to the TSXV pursuant to TSXV Policy 2.4 to seek final TSXV acceptance of the transaction.

Convertible Note

Upon the closing, SciSparc committed CAD 1,000,000 (approximately US$716 thousand) in capital to Neurothera pursuant to an unsecured convertible note, maturing on October 22, 2027, and convertible at the terms and conditions thereof and subject to TSXV policies, into common shares of Neurothera, at the sole election of the SciSparc, at a price of CAD 0.25 per share and up to a maximum of 4,000,000 common shares of Neurothera.

Escrowed Shares

At the closing, the Company entered into an escrow agreement with Neurothera and Endeavor Trust Corporation, as escrow agent, pursuant to which, the Transaction Securities are subject to escrow in accordance with Policy 5.4 – Capital Structure, Escrow and Resale Restrictions of the TSXV (“Policy 5.4”). Pursuant to Policy 5.4, 10% of the Transaction Securities will be released at the time of the final bulletin of the TSXV and an additional 15% of the Transaction Securities will be released on each six-month incremental period thereafter.

This press release does not constitute an offer of securities for sale in the United States. The securities referred to herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and such securities may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority owned subsidiary Neurothera Labs Inc., are currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer's disease and agitation; and SCI- 210 for the treatment of ASD and status epilepticus. The Company, through Neurothera Labs Inc., also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the expectation about Neurothera’s activity in pharmaceutical and supplemental sectors post-closing, the resumption of trading of the common shares of Neurothera on the TSXV and the timing thereof and the final approval of the TSXV for the transaction. Because such statements deal with future events and are based on SciSparc's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in SciSparc's Annual Report on Form 20-F, as amended, filed with the SEC on April 24, 2025, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055